FACT Corporation

October 27, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Karl Hiller – Branch Chief

By Facsimile and Electronic Filing

RE:

FACT Corporation

Form 10-KSB for the Fiscal Year Ended December 31, 2004

File April 15, 2005

SEC Response Letter dated March 20, 2006

File No. 000-17232

Dear Mr. Hiller:

In response to your letter of March 20, 2006 we provide the following written responses:

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 2 – Acquisition of Food and Culinary Technologies Group Inc. (FACT), Intellectual Property and Issuance of Class C Common Stock, page F-13

Comment

1.

We understand from your response to prior comment 4 that at the time of executing the agreements between FACT, FACT Group LLC and Capital Reserve Corporation, all parties other than Mr. Lawler were arms length to you, and for this reason you believe that fair value accounting is appropriate for the Class C shares issued to all recipients, except those issued to Mr. Lawler, to which you assigned a value of zero.  We also understand that substantially all of the assets acquired in this transaction were contributed by FACT Group LLC concurrently with your acquisition, and therefore consideration reflecting the value of the intellectual property acquired consists of the $2 million payable and 800,000 Class C shares.  We acknowledge your position on the Class C shares issued to Mr. Lawler, as he had a cost basis of zero in the assets acquired.

Given the circumstances you have described, it appears that in recording the transaction in 2001, the guidance in paragraphs 8 through 10 of SFAS 123, as further clarified in paragraph 6 of EITF 01-1, would have applied to the Class C shares issued to Mr. Lawler and the owners of FACT Group LLC.  As this guidance does not accommodate equating the values of the Class C and Class A shares, or assigning zero value to the shares issued to Mr. Lawler, revisions appear to be necessary.

Response

The Company has reviewed the guidance referenced above and is presently preparing revisions to the transaction as originally reported.  We will provide the proposed revisions in redline for review prior to finalization.

Comment

2.

Please expand your disclosure stating that the acquisition of FACT has been “treated as a purchase” to describe the elements that did not accompany the intellectual property, formulas, patent rights and other intangible assets acquired which would be necessary for the transaction to be appropriately characterized as a business acquisition, given criteria set forth in EITF 98-3.  For example, customers and a revenue stream would ordinarily be a precursor for characterization as a business to be appropriate; referring to the purchase methodology inappropriately suggest that FACT was a business.  It seems that it would be more appropriate to describe the transaction as an asset acquisition.

Response

The Company will clarify the disclosure in its filings to appropriately describe the transaction.

Comment

3.

In your response to comment 2 from your letter dated August 19, 2005, you state that the stock split in 2003 “…did not impact the conversion formula with respect to the conversion of Class C common shares to Class A common shares…” However, your response to comment 3 from your letter dated November 28, 2005 contains the contract provisions related to the conversion of Class C shares which states that “…the conversion rate shall be adjusted as appropriate in the case of a stock split, dividend, or recapitalization of the Class A Common Stock,” contrary to your earlier response.

We now understand that subsequent to the reverse split, the conversion provisions of the Class C common shares were restored to the initial conversion ratio of six Class A shares for one Class C share, from a conversion ratio that would appear to have been 1.5 Class A shares for one Class C share, after the August 6, 2003 one-for-four reverse stock split, thereby quadrupling the number of Class A shares obtainable upon conversion.  You explain that the conversion provisions were revised “…to allow the Class C shareholders to continue to maintain effective control in consideration for their agreement to settle the litigation,” including the forgiveness of “certain liabilities and obligations.”  However, in your March 16, 2006 response letter, you qualified this explanation by stating that you “…did not intend to refer to any specific or quantified liability owed by FACT Corp. that was forgiven,” and that you were only referring to “…potential liabilities that were being sought by the plaintiffs in the litigation against FACT…”  Accordingly, we now understand that you did not value the conversion provisions, and that you made no accounting entries to record the modification or to eliminate any liabilities.

Given the foregoing, it appears you will need to revise your financial statements to follow the guidance in paragraph 35 of SFAS 123, requiring accounting recognition of the incremental fair value of an award that is attributable to a modification, as measured immediately before and after such modification.

Response

The Company will revise our financials statements accordingly.

Comment

4.

We note that you recorded a liability for “additional consideration” of $227,878 in 2003 under an agreement that requires you to make monthly payments from September 1, 2003 through December 2006; and that you recorded the debit side of the entry as an asset on your balance sheet, rather than to expense.  Please expand your disclosure to explain the rationale for the provision related to your statement “Such amount will be decreased in the event that such member owners personally earn more than a certain amount in any of the stated years…;” describe the manner of calculating the amount potentially earned, and disclose the threshold amounts.  Tell us the reasons you believe this should be reported as a component of your intangible asset; cite the authoritative literature that you believe supports the accounting you have described.

Response

The disclosure contained in the financial statements that reads as follows, “Such amount will be decreased in the event that such member owners personally earn more than a certain amount in any of the stated years or if the amount of royalty payments is in excess of $150,000 in any year”, reflects the terms of a court settlement reached in August 2003 regarding the payment of the additional consideration to the vendors of the asset originally acquired.  Under the terms of this settlement, the Company is required to supplement the monthly income of the vendors of the asset in order to compensate for their inability to continue employment in the food industry (their occupational trade) during the immediate 5 years following the settlement of the litigation. Such inability was the result of their acknowledgement of a covenant not to compete set forth in the settlement agreements. The vendors of the asset are to provide the Company with monthly statements of their income from all sources, as well as annual tax returns, in order to support their claim for supplemental income from the Company.  The settlement agreement provides the following threshold amounts for payment by the Company:

(a)

During the period September 1, 2003 to December 31, 2004 Schechter must earn a minimum monthly salary of $6,667, with the proviso that FACT may offset a minimum of $3,334 per month to that gross amount (based on Schechter’s actual earnings as of that time).  Therefore the maximum monthly payments required to be made to Schechter were $3,333 for each of the months to December 31, 2004, with each supplement required to be remitted within 31 days of the end of the month during which his income was earned (so that September supplement must be paid by November 1).  For the other vendor, Flynn, the minimum gross monthly salary was $5,000 with a minimum monthly offset of $1,875, so that the maximum monthly payments required to be remitted by FACT to December 2004 were $3,125.  In the event that Schechter or Flynn earned more than the minimum monthly offset, then the Company would reduce its supplement by that amount so that the actual income plus the supplement paid would equal the minimum monthly gross incomes for each of the vendors;

(b)

During the period January 1, 2005 to December 31, 2005 Schechter’s minimum monthly offset increased to $3,750 and Flynn’s to $2,333 so that FACT’s maximum combined monthly supplement payments would be $5,583;

(c)

During the period January 1, 2006 to December 31, 2006 Schechter’s minimum monthly offset remained $3,750 and Flynn’s increased to $2,667 so that FACT’s maximum combined monthly supplement payments would be $5,250;

(d)

Therefore the maximum liability to FACT over the three year period would be $233,333.  An amount of $227,878, ($233,333 less the known offset reduction to the period ended December 31, 2003 (due to the fact that Schechter was earning more than the minimum offset for the period of $3,334)) was recorded on the balance sheet of the Company.

Due to the fact that the Company was required to remit these additional payments to the vendors as part of the terms of the settlement agreement whereby it acquired ownership of the asset, we believe the treatment of the amount as a component of intangible assets is appropriate.  We have no authoritative literature to cite in this respect.

Comment

5.

We understand from your response to prior comment 7 that you intend to restate your financial statements for 2004 to recognize amortization of your intangible assets.  Given the level of preparedness described in your 2002 report, along with the sales activity in 2003 and greater certainty surrounding the terms for payment of the note that was achieved during 2003, we believe that also recording amortization in 2003 would be necessary to comply with the guidance in paragraph 12 of SFAS 142.

Response

We will amend our financial statements accordingly in order to provide for amortization commencing in fiscal 2003.

Note 9 – Stock Based Compensation, page F-18

Comment

6.

We note your disclosure stating that no compensation expense has been recorded on grants of employee stock options because “…all were issued with exercise prices less than the fair value of the underlying stock at the date of grant.”  Under paragraph 10 of APB 25, you are required to recognize compensation cost unless the employee pays an amount that is at least equal to the quoted market price of the stock on the measurement date.  Please revise your financial statements as necessary to comply with this guidance.

Response

The Company has reviewed its financial statements and advises that the paragraph from which you have extracted the statement included in your comment above, “…all were issued with exercise prices less than the fair value of the underlying stock at the date of grant” contains a typographical error.  The statement should read “…all were issued with exercise prices greater than the fair value of the underlying stock at the date of grant.”  The Company will revise this disclosure accordingly in our amended filings.

Note 16 – Distribution of Capital Canada, page F-23

Comment

7.

In the audited financial statements of Capital Reserve Canada Limited (CRC) provided as Exhibit C in your response letter dated November 28, 2005, Note 1 to the financial statements states that CRC was “a wholly owned subsidiary of FACT Corporation…up until November 1, 2004.”  Please reconcile this with your response which states the effective date of the spin off was June 25, 2004, and restate your quarterly and annual financial statements and the related disclosures accordingly; the entity should be consolidated until the effective date of the spin-off.

Response

The Company has reviewed this transaction once again with management and the management of Capital Reserve Canada Limited and their financial consultants.  With reference to our previous response, while the date that both the 20-F Registration Statement became effective and the Information Statement were distributed to shareholders of Capital Reserve Canada Limited was June 25, 2004; November 1, 2004 is the date that the actual distribution of shares to shareholders occurred.  With that being the case and in considering the fact that the Company is already required to restate the financial statements for at least two quarters, we have determined to include the operations of Capital Reserve Canada Limited up to November 1, 2004 in order to maintain consistency with the financial records of Capital Reserve Canada Limited.  The Company is presently reviewing the appropriate presentation for these revised financial statements.

Comment

8.

We have read your response to prior comment 9, in which you explain that you do not believe paragraph 13 of SFAS 114 is the appropriate guidance for accounting for the $325,000 impairment charge related to a $650,559 receivable from Capital Reserve Canada, which you recorded directly to the common stock account, reasoning that the receivable arose in conjunction with your issuance of common stock in exchange for an oil and gas property.  Given your characterization of this item as an asset on your balance sheet; disclosure stating that “As of December 31, 2004 Capital Canada is in debt to the Company in the net amount of $650,559…” and inability to qualify for any of the scope exceptions in SFAS 114, it appears you will need to restate your financial statements to comply with the provisions of SFAS 114.  Expand your disclosure to include details of the contractual arrangement that you believe supports the remaining asset balance, and the assumptions underlying your estimate of the $325,000 loss.

Response

We will restate our financial statements to comply with the provisions of SFAS 114. Further to your request for expanded disclosure, the Company advises that at the time the financial statements for the fiscal year ended December 31, 2004 were released the Company was in active negotiations with the Board of Directors of Capital Reserve Canada Limited for the repayment of the loan.  Negotiations at that time provided for a repayment figure of between $325,000 and $400,000 in cash, and therefore the Board determined to impair the loan by $325,000 in order to accurately reflect its estimate of amounts recoverable.  Further to those negotiations in the early part of fiscal 2005, the Company received promissory notes from Capital Reserve Canada Limited for the full amount of the loans, which Notes were transferred shortly thereafter for consideration of $400,000 in cash and 500,000 free-trading shares of Capital Reserve Canada Limited.

In respect of the above-noted revisions to the financial statements for the year ended December 31, 2004 and certain revisions proposed for quarterly periods prior to the fiscal year ended December 31, 2004 and thereafter, the Company suggests that it provides a redlined copy of all proposed changes to the Company’s filings for your approval before submitting said amendments via EDGAR.  Additionally, further to a telephone conference between Mr. Wojciechowski and the undersigned during the month of June 2006, the Company understands presently that it may submit revisions to its Form 10-KSB as at December 31, 2004, and thereafter to its Form 10-KSB for the period ended December 31, 2005,  and thereafter for the current dated interim report on Form 10-QSB, with the inclusion of detailed disclosure in each of said filings to advise shareholders of changes that have occurred and their impact of prior periods.

Due to time and cost involved in preparing these proposed amendments, as well as the necessity for the Company’s auditors to review and consent to certain of the amendments proposed herein, the Company intends to contact your offices to verify the periods for which you require such amendments in order to ensure that we only prepare those amended filings considered pertinent to investors.

Closing:

The Company hereby acknowledges that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jacqueline Danforth

Jacqueline Danforth

President

1530 9th Avenue SE

Calgary, Alberta

T2G 0T7

Phone:  (403) 204-0260

Fax: (403) 272-3620

www.factfoods.com